SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
 (CUSIP Number)

Michael Rice, Chief Executive Officer
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
(425) 402-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 09062W204

1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Thomas Girschweiler

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [  ]
                                                                                                                                              (b)  [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
       PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,407,427

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,407,427

	10.	SHARED DISPOSITIVE POWER 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,407,427 shares, consisting of:

(a)	2,716,091 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named Taurus4757 GmbH (“Taurus”)
(b)	71,429 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c)	1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus
(e)	75,713 shares of common stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.2%

14.   TYPE OF REPORTING PERSON
                 IN

SCHEDULE 13D
CUSIP NO. 09062W204

1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Taurus4757 GmbH

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [  ]
                                                                                                                                              (b)  [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
       PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,260,285

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,260,285

	10.	SHARED DISPOSITIVE POWER 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,260,285 shares, consisting of:

(a)	2,716,091 shares of common stock held directly by Reporting Person
(b)	1,544,194 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        29.5%

14.   TYPE OF REPORTING PERSON
                 CO

Preamble.
--------------------------
This Amendment No. 3 to Schedule 13D further amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2013 and amended by that certain Amendment No. 1 to Schedule 13D filed with the Commission on March 26, 2014 and that certain Amendment No. 2 to Schedule 13D filed with the Commission on December 4, 2015.

Item 3.  Source and Amount of Funds or Other Consideration.
-------------------------------------------------------
Item 3 is hereby amended and supplemented as follows:

Thomas Girschweiler effected the exercise of warrants described below for an aggregate of $59,999.52.

Item 4.  Purpose of Transaction.
-------------------------------------------
Item 4 is hereby amended and supplemented as follows:

The purpose of the purchases described below is for long-term investment and appreciation.

Item 5.  Interest in Securities of the Issuer.
-------------------------------------------
Item 5 is hereby amended and supplemented as follows:

On May 4, 2015, Girschweiler was granted stock options exercisable at $2.06 for 15,000 common shares of the Issuer through May 4, 2025.  The options vested on May 4, 2016.

On March 15, 2016, Girschweiler was granted stock options exercisable at $1.90 for 10,000 common shares of the Issuer through March 15, 2026.  The options vest on March 15, 2017.

On August 8, 2016, Girschweiler exercised warrants to acquire 71,428 shares of the Issuer at an exercise price of $0.84 per share.  Immediately thereafter, Girschweiler transferred the 71,428 shares to Taurus4757 GmbH (“Taurus”).

As of the date hereof, Girschweiler beneficially owns 4,407,427 shares of the Issuer, consisting of 2,716,091 shares of common stock held indirectly through Taurus, 71,429 shares of common stock issuable upon exercise of warrants held directly, 1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus and 75,713 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days.  Such shares represent a total of 30.2% of the Issuer’s outstanding shares of common stock.

Girschweiler has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Taurus with respect to the securities held by Taurus, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, Taurus beneficially owns 4,260,285 shares of the Issuer, consisting of 2,716,091 shares of common stock held directly by Taurus, and 1,544,194 shares of common stock issuable upon exercise of warrants held directly by Taurus.  Such shares represent a total of 29.5% of the Issuer’s outstanding shares of common stock.

Taurus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Girschweiler, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31st, 2016                                     /s/ Thomas Girschweiler
Thomas Girschweiler

Dated:  August 31st, 2016                                     TAURUS4757 GMBH

/s/ Thomas Girschweiler
Thomas Girschweiler, Managing Partner